                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

                                   (Mark One)
[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from_______________________to________________________

COMMISSION FILE NUMBER_____________________________________

                           OMNINET INTERNATIONAL LTD.
             (Exact name of registrant as specified in its charter)
                           OMNINET INTERNATIONAL LTD.
                 (Translation of Registrant's name into English)
                                     BERMUDA
                 (Jurisdiction of incorporation or organization)

                                 Richmond House,
                                  5th Floor, 12
                    Par-la-Ville Road, Hamilton, Bermuda HM11
                    (Address of principal executive offices)
                               -------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                       Name of each exchange on
  Title of each class                                    which registered
  -------------------                                  -----------------------
  Common Stock, U.S. $0.001 Par Value                  None


Securities registered or to be registered pursuant to Section 12(g) of the
Act.     None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act.    None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Stock, U.S. $0.001 Par Value                   1,123,851 Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected
to follow.                 Item 17 [ ]  Item 18 [X]

1.   DESCRIPTION OF BUSINESS.

         Omninet International Ltd. was originally organized under the laws of Bermuda on March 24, 1998. We amended our memorandum of association on June 30, 1998, in order to increase the amount of our authorized common stock to 25,000,000 shares, par value $0.001. We are filing this Form 20-F on a voluntary basis under the Securities Exchange Act of 1934, as amended (the "Exchange Act") in order to become eligible for quotation on the OTC Bulletin Board.

         Omninet is a development stage company whose only operation is seeking viable businesses to acquire. It is likely that we will need additional financing or future profitability to continue as a going concern. We are not presently engaged in any business. Since our formation, Omninet has explored entering into certain businesses but commenced operations in only one business. In particular:

     - In the Spring of 1998, Omninet explored providing Internet services to domestic and business users in the United Kingdom. On June 23, 1998, we entered into an agreement to acquire Colloquium Ltd., a Scotland based provider of connectivity and value-added Internet services to the United Kingdom. On July 2, 1998, we exchanged 954,964 shares of our common stock for all of the issued and outstanding shares of Colloquium. However, we became dissatisfied with the management of Colloquium and on May 26, 1999, Omninet contributed $24,000 to the capital of Colloquium and thereafter sold all of the issued and outstanding shares of Colloquium to Brian McMillan and others in exchange for 479,988 Omninet shares held by the purchasers.

     - On September 8, 1998, Omninet entered into a Plan and Agreement of Merger - Reorganization with E&M Management, Inc. whereby, subject to numerous terms and conditions, E&M was to be merged with and into Omninet, with Omninet being the surviving corporation. E&M was a development stage company originally incorporated in Nevada on November 2, 1992. E&M was not engaged in any operations. However, trades in E&M's common stock were quoted on the OTC Bulletin Board. As of October 15, 1999, E&M had not obtained the requisite approval of the merger by its shareholders as required by Nevada law and, on November 2, 1999, the companies terminated the merger agreement by executing a Mutual Termination Agreement and Release. We do not believe that Omninet assumed any liabilities due to its termination of the merger.

2.   DESCRIPTION OF PROPERTY.

         Omninet has no material assets except for cash in the amount of $84,239. Omninet has no office facilities or real property holdings. We currently occupy office space at Richmond House, 5th Floor, 12, Par-la-Ville Road, Hamilton, Bermuda HM11 on a month-to-month, rent free basis. We believe that our existing facilities are adequate to meet our current needs and do



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

not anticipate any difficulty in finding other satisfactory space if existing facilities become unavailable

3.   LEGAL PROCEEDINGS.

         Other than as described below, there are no pending legal proceedings to which Omninet, our directors or officers are a party. Except as described in this Item 3, no legal proceedings are known to us to be contemplated, or threatened by or against Omninet, by any party including any governmental authority.

         Omninet has commenced litigation in Bermuda against Colloquium Ltd., Brian McMillan and Catherine Matherson (two former directors) in relation to the withdrawal of $50,691 from Omninet's bank account and for the return of the approximately $24,000 paid by Omninet to Colloquium as part of the May 26, 1999 agreement referred to in Item 1 above. We claimed that the withdrawal of funds was unauthorized and that the $24,000 payment made to Colloquium under the May 26, 1999 agreement was made in error after a material default under that agreement by Brian McMillan and Colloquium. A default judgment was obtained in Bermuda against the defendants for $74,691, plus interest and costs and we have initiated proceedings in Scotland seeking to enforce the default judgment. Colloquium, Brian McMillan and/or Catherine Matherson have appealed the judgment. There can be no assurance as to the outcome of the appeal or that the judgment will be collectible, in whole or in part, from all or any of Colloquium, Brian McMillan and Catherine Matherson.

4.   CONTROL OF REGISTRANT.

         (a) Omninet is not controlled or owned by another corporation or foreign government.

         (b) The following table sets forth certain information regarding the ownership of Omninet's common stock as of December 1, 1999, by each shareholder known by us to be the beneficial owner of more than 10% of Omninet's common stock and all executive officers and directors as a group. Unless otherwise indicated by footnote, each of the shareholders named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned.

         TITLE OF CLASS      NAME AND ADDRESS                        NO. OF SHARES OWNED           % OF CLASS
         --------------      ----------------                        -------------------           ----------

         Common              Eric Kohn                               297,120                       26.44
                             Chemin de Carabot, 10a
                             CH-1213 Onex
                             Switzerland

         TITLE OF CLASS      NAME AND ADDRESS                        NO. OF SHARES OWNED           % OF CLASS
         --------------      ----------------                        -------------------           ----------

         Common              Estate of Sir Ian MacGregor(*)          134,094                       11.93
                             21 Mount Windham Drive
                             Hamilton, CR 04
                             Bermuda

         Common              Christopher Tilley                      134,094                       11.93
                             15 Chemin de la Praly
                             Case Postale 139
                             CH-1222 vesenaz
                             Switzerland

         Common              Valor Invest, SA                        211,774                       18.84
                             29 Quai des Bergues
                             CH-1201 Geneva
                             Switzerland

         (*)    Omninet has been advised that beneficial ownership of these shares has been transferred to Value Invest Ltd. and will be transferred on the company's books subject to receipt of approval from the Bermuda Monetary Authority. ValueInvest's address is Letzigraben 89, Zurich CH 8040, Switzerland.

         (c) No arrangements presently exist which would result in a change in control of Omninet.

5.   NATURE OF TRADING MARKET.

         Omninet's common stock is not presently listed on any national or foreign securities exchange. There is currently no established trading market for Omninet's common stock and there is no assurance that a trading market will develop or, if such a market develops, that it will continue. High and low sales prices for Omninet's common stock are not available.

         As of November 17, 1999, Omninet had no shareholders of record and no shares of common stock located in the United States.

6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         Omninet does not believe there are any decrees or regulations under the laws of Bermuda applicable to it restricting the import or export of capital or affecting the remittance of dividends or other payments to nonresident holders of our common stock.

         There are no restrictions under Omninet's Bye-Laws or Memorandum of Association or under Bermuda law as currently in effect that limit the right of nonresident owners to hold or vote Omninet's Common Stock or to receive dividends thereon. However, the permission of the Bermuda Monetary Authority is required before shares of Omninet's Common Stock can be



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

transferred or issued to any other person. Once Omninet is a reporting company under the Exchange Act, we may seek a waiver of this requirement from the Bermuda Monetary Authority.

         The Company is organized under the laws of Bermuda. There is uncertainty as to whether the Courts of Bermuda would (i) enforce judgments of United States Courts obtained against Omninet or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Bermuda Courts against Omninet or such persons predicated upon the federal securities laws of the United States. There is no treaty in effect between the United States and Bermuda providing for such enforcement.

7.   TAXATION.

         Omninet is organized under the laws of Bermuda. At present, there is no Bermuda income on profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our United States shareholders, except shareholders ordinarily resident in Bermuda. There is currently no reciprocal tax treaty between Bermuda and the United States regarding withholding.

8.   SELECTED FINANCIAL DATA.

         The following table summarizes selected consolidated financial data and operating information of Omninet.

         The following selected consolidated financial data for the year ended February 28, 1999 and the period from February 1, 1997 to February 28, 1998 has been derived from Omninet's audited Consolidated Financial Statements included elsewhere in this Registration Statement. The information should be read in conjunction with the Consolidated Financial Statements and Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Registration Statement.

         Omninet's Consolidated Financial Statements have been prepared in accordance with accounting standards generally accepted in the United States.


                                                                                           Thirteen months
                                                                Year ended                          ended
                                                              February 28,                    February 28,
                                                                      1999                            1998
                                                                      ----                            ----

Revenues                                                       $   466,271                     $   364,720
Cost of revenues                                                  (315,023)                       (280,925)
                                                                   -------                         -------

Gross profit                                                       151,248                          83,795
Selling, general and administrative expenses                      (423,511)                       (235,176)
                                                                   -------                         -------

Operating loss                                                    (272,263)                       (151,381)
Interest expense                                                    (8,339)                         (9,042)
Other income                                                             -                          13,287
                                                                   -------                         -------

Net loss                                                       $  (280,602)                    $  (147,136)
                                                                   =======                         =======
Net loss per share                                             $     (0.32)                    $     (0.40)
                                                                   =======                         =======

BALANCE SHEET DATA:
Working capital                                                $  (205,660)                    $  (366,821)
Total assets                                                   $   193,128                     $   194,915
Total liabilities                                              $   307,209                     $   469,883
Total Shareholders' Equity                                     $  (206,567)                    $  (377,610)


                                                             Six months
                                                           ended August                              Pro-
                                                             31, 1999                                Forma
                                                             --------                                -----

Revenues                                                    $   104,928                                     -
Cost of revenues                                                (62,209)                                    -
                                                                -------                               -------

  Gross profit                                                   42,719                                     -

Bad debt expense                                                (50,691)                              (50,691)
Selling, general and administrative expenses                   (156,502)                             (112,932)
                                                                -------                               -------

  Operating loss                                               (164,474)                             (163,623)
Interest expense                                                 (2,660)                               (1,566)
                                                                -------                               -------

Net loss                                                    $  (167,134)                          $  (165,189)
                                                                =======                               =======

BALANCE SHEET DATA:
Working capital                                             $    61,463                           $    61,463
Total assets                                                $    85,988                           $    85,988
Total liabilities                                           $    24,525                           $    24,525
Total Shareholders' Equity                                  $    61,463                           $    61,463

9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following discussion is based on Omninet's audited consolidated financial data for the year ended February 28, 1999 and the period from February 1, 1997 to February 28, 1998. During much of the periods covered by these financial statements Omninet was engaged in the business of providing connectivity and value added Internet services. We are not presently engaged in that or any other business.

         Omninet presently has no business operations. Our plan of operation is to acquire viable operating companies. We anticipate that we can satisfy our current cash requirements for a period of 12 months and do not anticipate that we will have to raise additional funds in the next 12 months. If Omninet requires additional capital in order to acquire an operating company, we plan to raise such additional funds through a private placement of common stock. Omninet will satisfy legal and accounting costs associated with filing reports under the Exchange Act through our cash reserves.

         Results of Operations - Year Ended February 28, 1999 As Compared to the Period From February 1, 1997 to February 28, 1998.

REVENUES

         Total revenues in the year ended February 28, 1999 were $466,271 as compared to $364,720 in the period from February 1, 1997 to February 28, 1998. All of Omninet's revenues from 1997 to 1999 were derived from our Internet related business which we sold at the end of the first quarter of 1999.

COSTS

         Total cost increased from $280,925 for the thirteen months ended February 28, 1998 to $315,023 in the year ended February 28, 1999. The largest components of these costs were technical staff salaries and telephone line costs from our former Internet related business.

LIQUIDITY AND CAPITAL RESERVES

         Total net proceeds from the sale of equity securities in the period between our formation and August 31, 1999 amounted to approximately $375,000.

CASH FLOW

         Operating activities used cash, predominately for our former Internet related business, of $16,037 in the thirteen months ended February 28, 1998 and $75,744 in the year ended February 28, 1999.

         Investing activities used cash of $25,886 from the period beginning February 1, 1997 to February 28, 1998 and $44,305 in the year ended February 28, 1998. Cash used for investing activities was applied towards the purchase of property and equipment for our former Internet related business.

         Net Cash provided by financing activities was $43,108 from February 1, 1997 to February 28, 1998 and $128,488 in the year ended February 28, 1999.

WORKING CAPITAL

         Omninet's working capital, defined as the excess of our current assets over our current liabilities, was $(205,660) at February 28, 1999 compared to ($366,821) at February 28, 1998.

         Omninet does not presently have any borrowing facility established with a financial institution. We anticipate that our current cash reserves of $84,239 will be sufficient to fund our operations through December 31, 2000. If Omninet requires additional capital to fund our operations, we anticipate raising such additional capital through a private offering of Omninet's securities.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

         Omninet does not believe that inflation or currency fluctuations have had a material adverse effect on revenues and results of operations. However, demand for Omninet's services was for the periods indicated above, and likely will be if an operating entity is acquired in the future, influenced by general economic conditions, including inflation and currency fluctuations. Periods of economic recession, high inflation or the devaluation of currencies in countries in which Omninet operates could have a material adverse effect on our results of operations.

FACTORS THAT COULD AFFECT OPERATING RESULTS

         Forward Looking Statements. This Registration Statement on Form 20-F contains forward-looking statements. Additional written and oral forward-looking statements may be made by Omninet from time to time in SEC filings and otherwise. Results predicted by forward-looking statements, including, without limitation, those relating to our future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to the following factors, among other risks and factors identified from time to time in Omninet's filings with the SEC.

         Omniet Has a History of Losses and Cannot Be Certain to Achieve Positive Cash Flow. For the thirteen months ended February 28, 1998 and the year ended February 28, 1999, Omninet had net losses and negative cash flows. For the six months ended August 31, 1999, we had a net loss of $167,134. In addition, we had an accumulated deficit of $824,474 as of August 31, 1999. Omninet presently has no revenue producing operations and anticipates monthly operating expenses of $1,000.00 excluding any litigation.

         Even if Omninet acquires an operating entity, we cannot be certain that we will achieve or sustain positive cash flow or profitability from our operations. Our net losses and negative cash flow are likely to continue even longer than we currently anticipate if we do not acquire a viable operating entity and if we do not attract and retain qualified personnel. Our ability to achieve our objectives is subject to financial, competitive, regulatory, legal, technical and other factors, many of which are beyond our control.

         Omninet's Limited Operating History Makes it Difficult to Assess Past Performance and Future Prospects. There is only limited historical operating and financial information on which to base an evaluation of Omninet's performance and prospects. We have acquired and disposed of one company since our inception in March 1998. This limits the comparability of our operating and financial information from period to period.

     Omninet Is Subject to Risks As We Make Acquisitions and Engage in Strategic Alliances. As part of Omninet's business strategy, we intend to acquire, make investments in, or enter into strategic alliances with as yet unidentified operating companies. Any such future acquisitions, investments or strategic alliances would involve risks, such as:

         - incorrect assessment of the value, strengths and weaknesses of acquisition and investment opportunities;

         - underestimating the difficulty of integrating the operations and personnel of newly acquired companies;

         - the potential disruption of any ongoing business, including possible diversions of resources and management time; and

         - the threat of impairing relationships with employees and customers as a result of changes in management or ownership.

         We cannot assure you that Omninet will be successful in overcoming these risks. Moreover, we cannot be certain that any desired acquisition, investment or strategic alliance could be made in a timely manner or on terms and conditions acceptable to us. Neither can we assure you that Omninet will be successful in identifying attractive acquisition candidates. Omninet expects that competition for such acquisitions may be significant. We may compete with others who have similar acquisition strategies, many of whom may be larger and have greater financial and other resources than Omninet.

         An additional risk associated with acquisitions is that many attractive acquisition candidates do not have audited financial statements and have varying degrees of internal controls. Although we may believe that the available financial information for a particular business is reliable, we cannot guarantee that a subsequent audit would not reveal matters of significance, including with respect to liabilities, contingent or otherwise. We expect that, from time to time in the future, we will enter into acquisition agreements, the pro forma effect of which is not known and cannot be predicted.


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


         Omninet Does Not Expect to Pay Dividends. Omninet does not anticipate paying cash dividends in the foreseeable future.

         Risks Inherent in International Operations. A substantial portion of Omninet's business may be conducted outside of the United States. As a result, our operations could be subject to various risks such as the possibility of the loss of revenue, property or equipment due to expropriation, nationalization, war, insurrection, terrorism or civil disturbance, the instability of foreign economies, currency fluctuations, and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Additionally, Omninet's ability to compete may be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in, a particular jurisdiction. Omninet may be subject to taxation in a number of jurisdictions, and the final determination of our tax liabilities involves the interpretation of the statutes and requirements of various domestic and foreign taxing authorities. Any of these risks may have an adverse effect on Omninet.

         Dependence on Key Employees. Omninet's growth and profitability are dependent upon, among other things, the abilities and experience of Omninet's management team including Mr. Eric F. Kohn, Omninet's Chairman and Director. If the services of Mr. Kohn or Omninet's other directors or executive officers were no longer available to the company, our business, financial condition and results of operations could be adversely affected.

         Rights of Shareholders Under Bermuda Law. Omninet is incorporated under the laws of Bermuda. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of Omninet's management and directors and the rights of our shareholders, are governed by Bermuda law and our Memorandum of Association and Bye-laws. Such principles of law may differ from those that would apply if we were incorporated in a jurisdiction in the United States. In addition, there is uncertainty as to whether the courts of Bermuda would enforce (i) judgments of United States courts obtained against Omninet or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state or (ii) in original actions brought in Bermuda, liabilities against Omninet or such persons predicated upon the securities laws of the United States or any state.

9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

         Not applicable. Omninet is not presently engaged in business. The company has no notes payable and is not subject to interest rate risk.

10.  DIRECTORS AND OFFICERS OF REGISTRANT.

         The following sets forth Omninet's directors, executive officers and key employees, positions and offices held by each such person, and the period each such person has held such position.

Name                                                      Position Held and Term
----                                                      ----------------------

Eric F. Kohn                                         Chairman and Director since March 24, 1998.

Marlin J. Horst                                      Secretary and Director since March 24, 1998.

Jeffrey Conyers                                      Director since May 20, 1999.

Michael R. Schroter                                  Director since May 20, 1999.

Lynda Milligan-Whyte                                 Director Since March 24, 1999.


         (b) There are no family relationships among Omninet's directors and executive officers.

11.  COMPENSATION OF DIRECTORS AND OFFICERS.

         (a) During the fiscal year ended February 28, 1999, Colloquium, a wholly-owned subsidiary of Omninet prior to its sale on May 26, 1999, paid $43,743 to Brian McMillan and Catherine Matherson for services rendered as directors of that company.

         Except as described above, Omninet's officers and directors did not receive compensation for services in any capacity during the fiscal year ended February 28, 1999. Each of our directors and officers has elected to forego further payments under this arrangement for an indefinite period of time so that we can devote our cash resources to seeking and acquiring an operating business. We expect that our directors and officers will begin to receive compensation for their services in such capacities after we acquire an operating entity and are generating revenues from operations. The directors and officers are not presently accruing any compensation pursuant to any agreement with Omninet.

         (b) We have not adopted any plan to provide pension, retirement or similar benefits for our directors and officers.

12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         As of December 1, 1999, there were no outstanding warrants or options to purchase shares of Omninet's common stock. There are no outstanding options to purchase Omninet common stock.

13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         (a) On May 26, 1999, our Board of Directors voted unanimously to divest Omninet of its wholly-owned subsidiary, Colloquium, due to concerns regarding that company's operational performance and long-term viability. This action was subsequently approved by Omninet's shareholders and an agreement was struck between Omninet, Colloquium, Brian McMillan and Eric Kohn, whereby Brian McMillan and certain other shareholders of Omninet were given the option to exchange their shares of Omninet common stock for all of the shares of the common stock of Colloquium. In addition, Omninet contributed $24,000 to the capital of Colloquium. Six Omninet shareholders exchanged their shares in Omninet for shares in Colloquium, including Brian McMillan who was a director of Colloquium at the time of the exchange. The six shareholders participating in the exchange tendered an aggregate of 479,988 shares of Omninet common stock, which shares were returned to treasury.

         In 1998 and 1999, Mr. Kohn, our Chairman and Director, loaned Omninet $16,014 and $25,695, respectively. We used the proceeds of the loans from Mr. Kohn to fund our business operations. The loans were non-interest bearing and payable on demand. Omninet has repaid both loans in full.

         (b) None of our directors, officers or associates of any such directors or officers was indebted to Omninet or our subsidiaries at any time during the last three years.

                                     PART II

14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

         Our Memorandum of Association authorizes the issuance of 25,000,000 shares of Omninet common stock, par value $0.001 per share. There were 1,123,851 shares of Omninet's common stock outstanding as of December 1, 1999.

         Omninet may sell shares of common stock as our Board of Directors determines, including as fully paid and non-assessable, but subject to future payment on agreed terms, or subject to future call. The Board may from time to time make calls upon any shareholders purchasing subject to future call, and such shareholders are liable for any moneys unpaid on their shares. If a shareholder fails to pay a call when made, the Board may declare forfeit those shares as to which payment is outstanding. Joint holders of shares may be held jointly and severally liable for calls made with respect to those shares. In addition, our Board of Directors can prevent the transfer of any shares that are not fully paid.

         All shares of Omninet's common stock are entitled to one vote at any shareholders meeting or other authorized vote of the shareholders. All shares of Omninet's common stock are equal to one another with respect to dividends and liquidation rights. Holders of Omninet's common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for dividends, and upon liquidation, are entitled to participate pro-rata in a distribution of assets available for such distribution to shareholders. There are no conversion, preemptive, option, or subscription privileges with respect to any shares. Omninet 's common stock does not have cumulative voting rights which means that the holder of more than 50% of the shares voting for the election of directors may elect all of the directors if they choose to do so.

         Reference is made to our Memorandum of Association, as amended, and Bye-laws, as well as to the applicable statutes of Bermuda, for additional details on the rights, privileges, and liabilities of holders of Omninet's common stock.

                                    PART III

15.  DEFAULTS UPON SENIOR SECURITIES.

Not Applicable.

16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS.

Not Applicable.

                                     PART IV

17.  FINANCIAL STATEMENTS.

Omninet has elected to furnish the financial statements specified by Item 18.

18.  FINANCIAL STATEMENTS.

              Financial statements which appear herein at the page indicated:

              Report of Independent Auditors Public Accountants..............................F-1
              Consolidated Statements of Operations for the year ended
              February 28, 1999 and the period from February 1, 1997
              to February 28, and 1998.......................................................F-2
              Consolidated Balance Sheets as of
              February 28, 1999 and 1998.....................................................F-3
              Consolidated Statements of Cash Flows for the year ended
              February 28, 1999 and the period from February 1, 1997
              to February 28, 1998...........................................................F-4
              Consolidated Statements of Stockholders' Equity................................F-5
              Notes to the Consolidated Financial Statements as of and
              for the year ended February 28, 1999 and the period
              from February 1, 1997 to February 28, 1998.....................................F-6
              Unaudited Consolidated Statements of Operations for the six months ended August 31, 1999 and 1998................................................F-14
              Unaudited Consolidated Balance Sheets as at August 31, 1999 and
              February 28, 1999.............................................................F-15
              Unaudited Consolidated Statements of Stockholders' equity for the six months ended August 31, 1999..............................................F-16
              Unaudited Consolidated Statements of Cash Flows for the six months ended August 31, 1999 and 1998................................................F-17
              Notes to the Unaudited Consolidated Financial Statements as at
              August 31, 1999...............................................................F-18
              Pro Forma Unaudited Statement of Operations for the year ended
              February 28, 1999.............................................................F-20
              Pro Forma Unaudited Statement of Operations for the six months ended August 31, 1999.........................................................F-21
              Pro Forma Unaudited Balance Sheet as at August 31, 1999.......................F-22
              Notes to the Pro Forma Unaudited Financial Information as at
              February 28, 1999 and August 31, 1999.........................................F-23

19.  FINANCIAL STATEMENTS AND EXHIBITS.

The financial statements listed in Item 18 are incorporated by reference to this Item.

         EXHIBIT NUMBER                  DESCRIPTION
-------------------------------------------------------------------

         1.1                        Memorandum of Association of Omninet
         1.2                        Bye-laws of Omninet
         3.1                        Agreement between Omninet and Nicholas
                                    Boakes and Others dated June 23, 1998,
                                    regarding Omninet's purchase of Colloquium
         3.2 Agreement and Plan of Merger-Reorganization dated September 8, 1998, between Omninet and
                                    E&M Management, Inc.
         3.3                        Agreement dated May 26, 1999, between
                                    Omninet and Colloquium Ltd., regarding the sale of Colloquium.
         3.4 Mutual Termination Agreement and Release dated October 27, 1999, between Omninet and
                                    E&M Management, Inc.


                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this Registration Statement to be signed on Omninet's behalf by the undersigned duly authorized officer.


                                    OMNINET INTERNATIONAL LTD.

Dated: December 16, 1999           By:  /s/ Eric F. Kohn
                                    -------------------------------
                                    Eric F. Kohn
                                    Chairman and Director

                          OMNINET INTERNATIONAL LIMITED

                                   REPORT AND
                              FINANCIAL STATEMENTS

                        YEAR ENDED FEBRUARY 28, 1999 AND
              THE PERIOD FROM FEBRUARY 1, 1997 TO FEBRUARY 28, 1998

INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Omninet International Limited



We have audited the accompanying consolidated balance sheets of Omninet International Limited and subsidiary as of February 28, 1999 and 1998, and the related consolidated statements of operations, and cash flows for the year ended February 28, 1999 and the period from February 1, 1997 to February 28, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omninet International Limited as of February 28, 1999 and 1998 and the consolidated results of their operations and their cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States.



Moore Stephens
Chartered Accountants
St. Paul's House
London EC4P 4BN

December 19, 1999

OMNINET INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED FEBRUARY 28, 1999 AND THE
PERIOD FROM FEBRUARY 1, 1997 TO FEBRUARY 28, 1998

                                                                                           Thirteen months
                                                                Year ended                          ended
                                                              February 28,                    February 28,
                                                                      1999                            1998
                                                                      ----                            ----

Revenues                                                       $   466,271                     $   364,720
Cost of revenues                                                  (315,023)                       (280,925)
                                                                   -------                         -------

Gross profit                                                       151,248                          83,795
Selling, general and administrative expenses                      (423,511)                       (235,176)
                                                                   -------                         -------

Operating loss                                                    (272,263)                       (151,381)
Interest expense                                                    (8,339)                         (9,042)
Other income                                                             -                          13,287
                                                                   -------                         -------

Net loss                                                       $  (280,602)                    $  (147,136)
                                                                   =======                         =======


Earnings per share -
Basic and Diluted                                              $     (0.32)                    $     (0.40)
                                                                   =======                         =======








              The accompanying notes are an integral part of these
                        consolidated financial statements

OMNINET INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF FEBRUARY 28, 1999 AND 1998


                                                                            1999                      1998
                                                                            ----                      ----

ASSETS
Current assets:
Cash and cash equivalents                                             $    5,040                $        -
Trade accounts receivable, net                                            49,979                    35,206
Prepaids and other receivables                                            18,385                    26,355
Inventories                                                               10,416                    10,694
                                                                          ------                    ------
Total current assets                                                      83,820                    72,255
Property and Equipment, net                                              111,095                   113,594
Other Assets                                                                   -                     7,279
                                                                          ------                    ------
                                                                      $  194,915                $  193,128
                                                                          ======                    ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                      $  186,293                $  102,406
Bank overdraft                                                            32,944                    28,004
Current portion of notes payable                                          10,828                     8,311
Accrued and other liabilities                                            194,881                   123,180
Advances from related parties                                             25,695                    16,014
                                                                          ------                    ------
Total current liabilities                                                450,641                   277,915
Notes payable, net of current portion                                     19,242                    29,294
                                                                          ------                    ------
                                                                         469,883                   307,209
                                                                          ------                    ------
Commitments and Contingencies                                                  -                         -

Redeemable preferred stock, 50,000 shares
  issued and outstanding                                                 102,642                    92,486
                                                                          ------                    ------
Stockholders' Equity:
Common stock, $.001 par value, 25,000,000
  shares authorised; 1,003,002 and 740,592
  shares issued and outstanding as of February
  28, 1999 and 1998, respectively                                          1,003                       740
Additional paid-in capital                                               310,270                   238,061
Subscriptions receivable                                                       -                   (49,350)
Accumulated deficit                                                     (686,895)                 (396,137)
Accumulated other comprehensive income:
Cumulative translation adjustment                                         (1,988)                      119
                                                                          ------                    ------
                                                                        (377,610)                 (206,567)
                                                                          ------                    ------
                                                                      $  194,915                $  193,128
                                                                          ======                    ======


              The accompanying notes are an integral part of these
                        consolidated financial statements

OMNINET INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED FEBRUARY 28, 1999 AND THE
PERIOD FROM FEBRUARY 1, 1997 TO FEBRUARY 28, 1998

                                                                              1999                    1998
                                                                              ----                    ----

Cash Flows from operating activities:
Net loss                                                               $  (280,602)            $  (147,136)
Adjustments to reconcile net loss to
  net cash used in operating activities:
  Depreciation and amortisation                                             47,164                  49,672
  Stock issued for consulting services                                           -                   6,499
Changes in operating assets and liabilities:
    Accounts Receivable                                                    (14,773)                 23,802
    Prepaid and other                                                        7,970                  10,091
    Inventories                                                                278                  (1,727)
    Other assets                                                             7,279                    (194)
    Accounts payable                                                        83,887                  (6,769)
    Accrued liabilities                                                     73,053                  58,260
Other liabilities                                                                -                  (8,535)
                                                                            ------                  ------
Net cash used in operating activities                                      (75,744)                (16,037)
                                                                            ------                  ------
Cash flows from investing activities:
  Purchase of property and equipment                                       (44,305)                (25,886)
                                                                            ------                  ------
  Net cash used in investing activities                                    (44,305)                (25,886)
                                                                            ------                  ------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net                               72,052                  51,041
  Proceeds from collection of subscriptions receivable                      49,350                       -
  Advances from related parties                                              9,681                     968
  Bank overdraft                                                             4,940                  (1,097)
  Net borrowings (payments) of notes payable                                (7,535)                 (7,804)
                                                                            ------                  ------
 Net cash provided by financing activities                                 128,488                  43,108
                                                                            ------                  ------
Effect of exchange rate changes on cash                                     (3,399)                 (1,185)

Net increase (decrease) in cash and cash equivalents                         5,040                       -
Cash and cash equivalents, beginning of period                                   -                       -
                                                                            ------                  ------
Cash and cash equivalents, end of period                                  $  5,040                $      -
                                                                            ======                  ======
Supplemental cash flow disclosures:
  Cash paid for interest                                                  $  8,339                $  9,042
                                                                            ======                  ======



              The accompanying notes are an integral part of these
                        consolidated financial statements

OMNINET INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                   Common Stock     Additional
                                   ------------        Paid-in  Subscription  Accumulated
                                 Shares     Amount     Capital    Receivable      Deficit
                                 ------     ------     ------     ----------      -------

                                               $         $            $            $


Balance, February 1, 1997       400,324        400     131,511             -     (236,949)

Issuance of additional
  common stock                  120,096        120      32,680

Issuance of additional
  common stock                  180,144        180      49,170       (49,350)

Issuance of common
  stock for consulting
  services                       25,016         25       6,474

Exercise of stock option         15,012         15      19,665

Stock issuance costs                                    (1,439)

Preferred stock dividends                                                          (7,106)

Accreted mandatory
  redemption premium
  of preferred stock                                                               (4,946)

Net loss                                                                         (147,136)

Translation adjustment

                                 ------        -----    ------        ------       ------
Balance, February 28, 1998      740,592        740     238,061       (49,350)    (396,137)

Issuance of additional
  common stock                   52,241         53      15,052             -

Exercise of stock
  option                        210,169        210      57,157

Collection of subscriptions
  receivable                                                          49,350

Preferred stock dividends                                                          (6,628)

Accreted mandatory
  redemption premium
  of preferred stock                                                               (3,528)

Net loss                                                                         (280,602)

Translation adjustment

Comprehensive income
                               --------      -----      ------        ------       ------
Balance, February 28, 1999    1,003,002      1,003     310,270             -     (686,895)
                               --------      -----      ------        ------       ------



                                Accumulated
                                      Other                         Total
                              Comprehensive  Comprehensive  Stockholders'
                                     Income         Income         Equity
                                     ------         ------         ------

                                     $                               $


Balance, February 1, 1997             2,212       (234,737)      (102,826)

Issuance of additional
  common stock                                                     32,800

Issuance of additional
  common stock                                                          -

Issuance of common
  stock for consulting
  services                                                          6,499

Exercise of stock option                                           19,680

Stock issuance costs                                               (1,439)

Preferred stock dividends                                          (7,106)

Accreted mandatory
  redemption premium
  of preferred stock                                               (4,946)

Net loss                                          (147,136)      (147,136)

Translation adjustment               (2,093)        (2,093)        (2,093)

                                     ------        -------         ------
Balance, February 28, 1998              119       (383,966)      (206,567)

Issuance of additional
  common stock                                                     15,105

Exercise of stock
  option                                                           57,367

Collection of subscriptions
  receivable                                                       49,350

Preferred stock dividends                                          (6,628)

Accreted mandatory
  redemption premium
  of preferred stock                                               (3,528)

Net loss                                          (280,602)      (280,602)

Translation adjustment               (2,107)        (2,107)        (2,107)
                                                   -------
Comprehensive income                              (282,709)
                                     ------        -------         ------
Balance, February 28, 1999           (1,988)      (666,675)      (377,610)
                                     ------        -------         ------

              The accompanying notes are an integral part of these
                        consolidated financial statements

OMNINET INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 28, 1998 AND 1999

1.   ORGANISATION AND DESCRIPTION OF THE COMPANY

THE COMPANY

Omninet International Limited (the "Company") was incorporated in Bermuda on March 24, 1998. After the initial issuance of stock, the Company acquired all of the issued and outstanding shares of Colloquium Limited, an internet service provider incorporated in 1995 under the laws of Scotland. The shareholders of Colloquium Limited contributed all of the outstanding shares of Colloquium Limited in consideration for 954,964 common shares of the Company. The accompanying financial statements have been prepared as if the combination had occurred at the beginning of the fiscal year ended January 31, 1997, using the historical costs of each entity as if the business combination was a pooling of interests. The pooling of interests method is used because the shareholders of the combining entities have become shareholders in a combined entity.

In 1997, Colloquium Limited changed its statutory accounting reference date from January 31 to February 28. The consolidated statement of operations is therefore presented for the year ended February 28, 1999 and the thirteen months ended February 28, 1998.

Subsequent to the balance sheet date, on May 26, 1999 the Company disposed of all of the issued and outstanding shares of Colloquium Limited to, amongst others, Brian Macmillan and Catherine Matheson, former directors of the Company. The Company has no continuing trading activity and is seeking acquisition and merger opportunities.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

MANAGEMENT'S ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

OMNINET INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 28, 1998 AND 1999


FOREIGN CURRENCY TRANSLATION

The Company's functional currency was Pounds Sterling as the majority of revenues were received in Pounds Sterling and the majority of operating expenditures were made in Pounds Sterling. Transactions during the year are translated into United States Dollars at the rates of exchange in effect at the date of transaction. Foreign currency monetary assets and liabilities are re-converted using rates of exchange prevailing at the balance sheet date.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Assets are depreciated on the straight-line or reducing balance methods over their estimated useful lives, which range from 3 to 5 years.

RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

Research and development costs are expensed as incurred. The Company accounts for its software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". The statement provides for capitalisation of certain software development costs once technological feasibility is established by completion of a working model and ending when a product is available for general release to customers. The costs capitalised are then amortised on a straight-line basis over the estimated product life (generally eighteen months to three years), or on the ratio of current revenue to total projected product revenue, whichever is greater. To date, completion of a working model of the Company's products and general release have substantially coincided. Accordingly, the Company has not capitalised any software development costs.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

The Company recognises revenues when services are provided. Services are generally billed one month in advance. Advance billings and collections relating to future access services are recorded as deferred revenue and recognised when earned.

OMNINET INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FEBRUARY 28, 1998 AND 1999


CREDIT RISK

The Company's accounts receivable potentially subjected the Company to credit risk, as collateral was generally not required. The Company's risk of loss was limited due to advance billings to customers for services, the use of pre-approved charges to customer credit cards, and the ability to terminate access on delinquent accounts. The concentration of credit risk was mitigated by the large number of customers comprising the customer base. The carrying amount of the Company's receivables approximates their fair value.


INVENTORY

Inventory consists of starter kits and purchased equipment for resale and is stated at the lower of cost or market using a specific identification method. Starter kits consist of diskettes, manuals and other printed material.


INCOME TAXES

Deferred income taxes are recorded using enacted tax laws and rates for the years in which the taxes are expected to be paid. Deferred income taxes are provided for items when there is a temporary difference in recording such items for financial reporting and income tax reporting.


ISSUANCE OF STOCK FOR SERVICES

Shares of the Company's common stock issued for services are recorded in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" at the fair market value of the stock issued or the fair market value of the services provided, whichever value is more clearly evident.


SOURCES OF SUPPLIES

The Company relied on local telephone companies and other companies to provide data communications capacity. Although alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have had an adverse effect on operating results.

OMNINET INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FEBRUARY 28, 1998 AND 1999


SOURCES OF SUPPLIES (CONTINUED)


Although the Company attempted to maintain multiple vendors for each required product, its modems, terminal savers, and high-performance routers, which were important components of its network, were each acquired from only one source. In addition, some of the Company's suppliers had limited resources and production capacity. If the suppliers were unable to meet the Company's needs as it builds out its network infrastructure, then delays and increased costs in the expansion of the Company's network infrastructure could have resulted, which would have affected operating results adversely.

3.   EARNINGS PER SHARE


                                                                                                  Thirteen
                                                                   Year ended                 months ended
                                                                 February 28,                 February 28,
                                                                         1999                         1998
                                                                         ----                         ----

         Net loss                                                 $  (280,602)                 $  (147,136)

         Preferred stock dividends                                     (6,628)                      (7,106)

         Accreted mandatory redemption
           premium of preferred stock                                  (3,528)                      (4,946)
                                                                      -------                      -------
         Net income available to common
           stockholders                                           $  (290,758)                 $  (159,188)
                                                                      -------                      -------

         Average common shares issued
           and outstanding                                            915,006                      401,256

         Earnings per share - basic and diluted                       $ (0.32)                      $(0.40)
                                                                      =======                      =======

OMNINET INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FEBRUARY 28, 1998 AND 1999

4.   PROPERTY AND EQUIPMENT

         Property and equipment consist of the following:

                                                                 February 28,                 February 28,
                                                                         1999                         1998
                                                                         ----                         ----

         Computer equipment                                           238,483                      200,068
         Office equipment                                              25,951                       21,770
         Vehicles                                                       7,416                       10,693
                                                                      -------                      -------
                                                                      271,850                      232,531
         Less - accumulated depreciation                             (160,755)                    (118,937)
                                                                      -------                      -------
                                                                   $  111,095                   $  113,594
                                                                      =======                      =======


5.   NOTES PAYABLE

         Notes payable consist of the following:

                                                              February 28,            February 28,
                                                                      1999                    1998
                                                                      ----                    ----

         Bank term loan                                             18,859                  25,109
         Renfrewshire Investment Fund Limited                       11,211                  12,496
                                                                    ------                  ------
                                                                    30,070                  37,605
         Less - current portion notes payable                      (10,828)                 (8,311)
                                                                    ------                  ------
                                                                 $  19,242               $  29,294
                                                                    ======                  ======



         Following are maturities of long-term debt for each of the next 4 years:

                                                                     Amount

                                                  2000               10,828
                                                  2001               10,828
                                                  2002                6,154
                                                  2003                2,260
                                                                      -----
                                                                   $ 30,070
                                                                      =====

OMNINET INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FEBRUARY 28, 1998 AND 1999

5.   NOTES PAYABLE (CONTINUED)

The bank term loan bears interest at the bank's base rate plus 4% per annum with a minimum of 9% and is payable in monthly instalments of approximately $675 through October 2001. The loan is secured by a pledge over the assets of Colloquium Limited and over the personal residence of Mr. Brian Macmillan.

The note payable to Renfrewshire Investment Fund Limited bears interest at 5% per annum and is payable in monthly instalments of $226 through December 2002.

6.   RELATED PARTIES TRANSACTIONS

Amounts payable to stockholders and related parties consist of advances made by related parties and the stockholders of the Company to finance the development of the Company's operations. The advances are non-interest bearing and are due on demand.

Selling, general and administrative services costs in the year ended February 28, 1999 includes $26,723 paid to Eric Kohn, a director, in respect of travelling costs and $4,835 in respect of disbursements paid to Barons Financial Services (UK) Limited, a company connected with Mr. Kohn. Emoluments paid by Colloquium Limited to Brian MacMillan and Catherine Matheson (formerly directors of the Company) amounted to $43,743.

7.   PREFERRED STOCK

On September 30, 1996, Colloquium Limited issued 50,000 shares of its Pound Sterling 1 par value cumulative redeemable participating preferred stock to the Renfrewshire Business Growth Fund Limited (the "Preferred Shareholder") in exchange for total consideration of Pound Sterling 50,000 ($78,250 at date of issuance).

The Preferred Shareholder is entitled to a cumulative dividend of 8% per annum payable on January 31 and July 31. To date, no preferred stock dividends have been declared by Colloquium Limited. The Preferred Shareholder is also entitled to a participating dividend of up to 7.5% per annum of Colloquium's net income. The Preferred Shareholder has been granted an option to be exercised at any time on or before December 31, 2002 to purchase 10% of the share capital of Colloquium Limited for Pound Sterling 1 per share.

The preferred shares are redeemable at Pound Sterling 1.20 per share, together with all arrears and accruals of dividends on the following dates:

25,000 preferred shares on December 31, 2000
25,000 preferred shares on December 31, 2001

OMNINET INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FEBRUARY 28, 1998 AND 1999

7.   PREFERRED STOCK (CONTINUED)

Colloquium Limited is obligated to redeem immediately all of the preferred shares at a price of Pound Sterling 1.20 per share on the date upon which either
1) its common stock is listed on a public exchange, or 2) a purchase of 50% or more of its common stock is completed.

In the event of the liquidation of Colloquium Limited, whether voluntary or involuntary, the Preferred Shareholder is entitled to receive a preferential distribution of Pound Sterling 1.20 per share, plus any arrears or accruals of dividends.

8.   TAXATION

Under Bermuda law the company is not required to pay any taxes in Bermuda on either income or capital gains. The company has received an undertaking from the Minister of Finance in Bermuda that in the event of any such taxes being imposed the company will be exempted from taxation until the year 2016.

Colloquium Limited is subject to United Kingdom corporation tax at rates of up to 30 per cent. Colloquium Limited has net operating loss carry forwards, which may be used to offset future taxable income.

9.   OFFICE LEASE

Colloquium Limited leases office space in Paisley, Scotland under a lease agreement which may not be cancelled, and which expires on March 31, 2001. The commitment under this lease approximates $29,200 per year.

10.  SUBSEQUENT EVENTS

Subsequent to the balance sheet date, on May 26, 1999 the Company disposed of all of the issued and outstanding shares of Colloquium Limited to, amongst others, Brian Macmillan and Catherine Matheson, former directors of the Company. The Company has booked a net gain of $215,000 as a credit to paid in capital in the subsequent period. The Company is seeking acquisition and merger opportunities.

                          OMNINET INTERNATIONAL LIMITED
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED

FEBRUARY 28, 1998 AND 1999

10.  SUBSEQUENT EVENTS (CONTINUED)

The Company has commenced litigation against Colloquium Limited, Brian Macmillan and Catherine Matheson (two former directors) in relation to the withdrawal of $50,691 from the Company's bank account. Management have booked an expense of $50,691 in the six months ended August 31, 1999. A default judgement has been obtained in Bermuda against Colloquium Limited, Brian Macmillan and Catherine Matheson for the recovery of $50,691 and $24,000 paid to Colloquium Limited as part of the divestiture settlement, plus interest and legal costs. Litigation is continuing in Scotland.

Subsequent to the balance sheet date, Barons Financial Services (UK) Limited were granted warrants for the issue of 14,938 common shares at $0.01 per share. These warrants were exercised on November 3, 1999.

                          OMNINET INTERNATIONAL LIMITED

                                 AUGUST 31, 1999

OMNINET INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED AUGUST 31, 1999 AND 1998


                                                                Six months
                                                                     ended
                                                               August  31, 1999
                                                               ----------------

Revenues                                                       $   104,928
Cost of revenues                                                   (62,209)
                                                                    ------
Gross profit                                                        42,719
Bad Debt                                                           (50,691)
Selling, general and administrative expenses                      (156,502)
                                                                    ------
Operating loss                                                    (164,474)
Interest expense                                                    (2,660)
                                                                    ------
Net loss                                                       $  (167,134)
                                                                    ======


Earnings per share -
Basic and Diluted                                                   $(0.20)
                                                                    ======





              The accompanying notes are an integral part of these
                   unaudited consolidated financial statements

OMNINET INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31, 1999

                                                             August 31,
                                                                   1999
                                                                   ----

ASSETS
Current assets:
Cash and cash equivalents                                     $  84,239
Trade accounts receivable, net                                    1,749
Prepaids and other accounts receivables                               -
Inventories                                                           -
                                                                 ------
Total current assets                                             85,988
Property and Equipment, net                                           -
                                                                 ------
                                                              $  85,988
                                                                 ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable                                              $  24,525
Bank overdraft                                                        -
Current portion of notes payable                                      -
Accrued and other liabilities                                         -
Advances from related parties                                         -
                                                                 ------
Total current liabilities                                        24,525
Notes payable, net of current portion                                 -
Other long-term liabilities                                           -
                                                                 ------
                                                                 24,525
                                                                 ------
Commitments and Contingencies                                         -

Stockholders' Equity:
Common stock, $.001 par value, 25,000,000
  shares authorised; 628,926 and 1,003,002
  shares issued and outstanding as of May 31
  1999 and February 28,1999 respectively                            629
Additional paid-in capital                                      885,308
Accumulated deficit                                            (824,474)
Cumulative translation adjustment                                     -
                                                                 ------
                                                                 61,463
                                                                 ------
                                                              $  85,988
                                                                 ======

              The accompanying notes are an integral part of these
                   unaudited consolidated financial statements

OMNINET INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED AUGUST 31, 1999

                                                                                      Accumulated
                                          Common Stock    Additional                        Other                          Total
                                          ------------       Paid-In   Accumulated  Comprehensive  Comprehensive   Stockholders'
                                        Shares    Amount     Capital       Deficit         Income         Income          Equity


                                                     $          $             $              $               $               $


Balance, February 28, 1999           1,003,002     1,003     310,270      (654,935)        (3,739)      (636,466)       (347,401)


Issuance of additional common
  stock                                105,912       106     359,995             -              -              -         360,101

Cancellation of 479,988 shares        (479,988)     (480)          -             -              -              -            (480)
Net loss                                     -         -           -      (167,134)             -       (167,134)       (167,134)
Preferred stock dividends                    -         -           -        (1,657)             -              -          (1,657)
  Accreted mandatory redemption
     premium of preferred stock              -         -           -          (748)             -              -            (748)
  Translation adjustment                     -         -           -             -          3,739          3,739           3,739
Gain on disposition of subsidiary            -         -     215,043             -              -              -         215,043
                                        ------     -----      ------       -------         ------        -------          ------
Balance, August 31, 1999               628,926       629     885,308      (824,474)             -       (799,861)         61,463
                                        ------     -----      ------       -------         ------        -------          ------








              The accompanying notes are an integral part of these
                   unaudited consolidated financial statements

OMNINET INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED AUGUST 31, 1999


                                                                   Six months
                                                             ended August 31,
                                                                         1999
                                                                         ----

Cash flows from operating activities:
Net loss                                                           $ (167,134)
Adjustments to reconcile net profit/(loss)
  to net cash used in operating activities:
  Depreciation and amortisation                                         9,409
Changes in operating assets and liabilities:
    Trade accounts receivable, net                                     (2,551)
    Prepaid and other accounts receivable                               7,119
    Inventories                                                            (5)
    Accounts payable                                                  (57,243)
    Accrued liabilities                                                  (910)
                                                                      -------
Net cash used in operating activities                                (211,315)
                                                                      -------
Cash flows from investing activities:
  Disposal of subsidiary                                              (24,115)
  Purchase of property and equipment                                   (7,212)
                                                                            _
                                                                      -------
  Net cash used in investing activities                               (31,327)
                                                                      -------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net                         359,621
  Proceeds from collection of subscriptions receivable                      -
  Advances from related parties                                       (25,695)
  Bank overdraft                                                        2,458
  Net borrowings (payments) of notes payable                          (19,532)
                                                                      -------
 Net cash provided by financing activities                            316,852
                                                                      -------
Effect of exchange rate changes on cash                                 4,989
                                                                      -------

Net increase (decrease) in cash and cash equivalents                   79,199

Cash and cash equivalents, beginning of period                          5,040

                                                                      -------

Cash and cash equivalents, end of period                             $ 84,239
                                                                      =======
Supplemental cash flow disclosures:
  Cash paid for interest                                                2,660
                                                                      =======



              The accompanying notes are an integral part of these
                   unaudited consolidated financial statements

OMNINET INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 1999

1.   INTERIM ACCOUNTING POLICY

In the opinion of management of Omninet International Limited (the "Company"), the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the US the financial position of the Company and the results of operations and cash flows for the six months ended August 31, 1999. Although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the six months ended August 31, 1999 are not necessarily indicative of what operating results may be for the full year. In addition, these unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements presented herein.

2.   COMMITMENTS AND CONTINGENCIES

The Company has commenced litigation against Colloquium Limited, Brian Macmillan and Catherine Matheson (two former directors) in relation to the withdrawal of $50,691 from the Company's bank account. Management have booked an expense of $50,691 in the six months ended August 31, 1999.

A Default Judgement has been obtained in Bermuda against Colloquium Limited, Brian MacMillan and Catherine Matheson for the $50,691 and the $24,000 paid to Colloquium Limited as part of the divestiture settlement, plus interest and legal costs. Litigation is continuing in Scotland.

3.   DISPOSITION OF SUBSIDIARY

On May 26, 1999 the Company agreed to transfer the issued shares of Colloquium Limited to Brian Macmillan, Catherine Matheson and others in exchange for the cancellation of their 478,988 shares in Omninet International Limited and a cash payment by the Company of $24,000.

The assets and liabilities of Colloquium Limited at the date of disposition were:


                                                            pound sterling                       $

ASSETS
Current assets
Cash and cash equivalents                                               72                     115
Trade accounts receivable, net                                      31,679                  50,781
Prepaids and other receivables                                       7,028                  11,266
Inventories                                                          6,501                  10,421
                                                                    ------                  ------
Total current assets                                                45,280                  72,583

Property and equipment, net                                         67,934                 108,898
                                                                    ------                  ------
                                                   pound sterling  113,214              $  181,481
                                                                    ======                  ======

OMNINET INTERNATIONAL LIMITED
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

AUGUST 31, 1999

3.   DISPOSITION OF SUBSIDIARY (CONTINUED)

LIABILITIES
Current liabilities:
Accounts payable                                                    65,206                 104,525
Bank overdraft                                                      22,085                  35,402
Current portion of notes payable                                     1,695                   2,717
Accrued and other liabilities                                      102,160                 163,762
Advances from related parties                                            -                       -
                                                                    ------                  ------
Total current liabilities                                          191,146                 306,406

Notes payable, net of current portion                                4,879                   7,821
                                                                    ------                  ------
                                                                   196,025                 314,227
                                                                    ------                  ------
Redeemable preferred stock, 50,000
  shares issued and outstanding                                     66,311                 106,297
                                                                    ------                  ------
Equity stockholders' deficit                       pound sterling (149,122)             $  239,043)
                                                                    ======                  ======

The gain on disposition of the subsidiary was:-

Equity Stockholders' deficit                                       239,043

Less: Cash payment                                                  24,000
                                                                    ------
                                                                $  215,043
                                                                    ------
The impact on cash flows was:-

Cash and cash equivalents on disposal                                  115

Add:  Cash payment                                                  24,000
                                                                    ------
Net cash outflow                                                 $  24,115
                                                                    ------



4.   SUBSEQUENT EVENTS

Subsequent to the balance sheet date, Barons Financial Services (UK) Limited were granted warrants for the issue of 14,938 common shares at $0.01 per share. These warrants were exercised on November 3, 1999.

                          OMNINET INTERNATIONAL LIMITED
                         PRO-FORMA FINANCIAL INFORMATION

                          YEAR ENDED FEBRUARY 28, 1999
                                       AND
                        SIX MONTHS ENDED AUGUST 31, 1999

OMNINET INTERNATIONAL LIMITED
PRO-FORMA UNAUDITED STATEMENT OF OPERATIONS
YEAR ENDED FEBRUARY 28, 1999


                                                             Year ended
                                                           February 28,          Adjustments             Pro-
                                                                   1999              (Note 2)           Forma
                                                                   ----              --------           -----

Revenues                                                        466,271             (466,271)               -
Cost of revenues                                                315,023             (315,023)               -
                                                                -------              -------           ------
  Gross profit                                                  151,248             (151,248)               -

Selling, general and
  administrative expenses                                      (423,511)            (310,694)        (112,817)
                                                                -------              -------           ------
Operating loss                                                 (272,263)             159,446         (112,817)

Interest expense                                                 (8,339)               8,339                -
                                                                -------              -------           ------
Net loss                                                     $ (280,602)           $ 167,785       $ (112,817)
                                                                =======              =======          =======








       See accompanying notes to pro-forma unaudited financial statements

OMNINET INTERNATIONAL LIMITED
PRO-FORMA UNAUDITED STATEMENT OF OPERATIONS
SIX MONTHS ENDED AUGUST 31, 1999


                                                             Six months
                                                           ended August          Adjustments             Pro-
                                                               31, 1999              (Note 3)           Forma
                                                               --------             --------            -----

Revenues                                                     $  104,928             (104,928)               -
Cost of revenues                                                (62,209)             (62,209)               -
                                                                -------              -------          -------
  Gross profit                                                   42,719              (42,719)               -

Bad debt expense                                                (50,691)                   -          (50,691)
Selling, general and administrative expenses                   (156,502)             (43,570)        (112,932)
                                                                -------              -------          -------
  Operating loss                                               (164,474)                (851)        (163,623)
Interest expense                                                 (2,660)              (1,094)          (1,566)
                                                                -------              -------          -------
Net loss                                                    $  (167,134)        $      1,945      $  (165,189)
                                                                =======              =======          =======









       See accompanying notes to pro-forma unaudited financial statements

OMNINET INTERNATIONAL LIMITED
PRO-FORMA UNAUDITED BALANCE SHEET
AS AT AUGUST 31, 1999


                                                             August 31,                               Pro-
                                                                   1999        Adjustments           Forma
                                                                   ----        -----------           -----

ASSETS
Current Assets:
  Cash and cash equivalents                                   $  84,239                  -       $  84,239
  Accounts receivable, net                                        1,749                  -           1,749
                                                                -------            -------         -------
Total current assets                                          $  85,988           $      -       $  85,988
                                                                -------            -------         -------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                           $  24,525                  -       $  24,525

                                                                -------            -------         -------
                                                              $  24,525           $      -       $  24,525
                                                                -------            -------         -------


Commitments and contingencies                                         -                  -               -

Stockholders' equity:
  Common stock, $.001 par value, 25,000,000
  shares authorised; 628,926 shares issued
  and outstanding                                                   629                  -             629
Additional paid-in capital                                      885,308                  -         885,308
Accumulated deficit                                            (824,474)                 -        (824,474)
                                                                -------            -------         -------
                                                                 61,463           $      -          61,463
                                                                =======            =======         =======






       See accompanying notes to pro-forma unaudited financial statements

OMNINET INTERNATIONAL LIMITED
NOTES TO PRO-FORMA UNAUDITED FINANCIAL INFORMATION
FEBRUARY 28, 1999 AND AUGUST 31, 1999

1.       BASIS OF PREPARATION

         The unaudited pro-forma financial information has been prepared in accordance with generally accepted accounting principles in United States and gives effect to the disposition of Colloquium Limited.

         On May 26, 1999 the Company agreed to transfer the issued shares of Colloquium Limited to Brian MacMillan, Catherine Matheson and others in exchange for the cancellation of their 479,988 shares in Omninet International Limited.

         The pro-forma statements of operations give effect to the disposition as if it had occurred on March 1, 1998.

         The pro-forma financial information does not purport to represent what the Company's results of operations would have been had the disposition been consummated at the beginning of fiscal 1999 nor do they project the Company's results for any future period.

2. PRO-FORMA UNAUDITED STATEMENT OF OPERATIONS FOR THE YEAR ENDED FEBRUARY 28, 1999

         The pro-forma unaudited statement of operations for the year ended February 28, 1999 gives effect to the elimination of losses amounting to $167,785 reported by Colloquium Limited.

3. PRO-FORMA UNAUDITED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED AUGUST 31, 1999

         The pro-forma unaudited statement of operations for the six months ended August 31, 1999 gives effect to the elimination of operating losses amounting to $851 and interest expense amounting to $1,094 reported by Colloquium Limited.

4.       CONTINGENT LIABILITIES

         The Company has commenced litigation against Colloquium Limited, Brian MacMillan and Catherine Matheson (two former directors) in relation to the withdrawal of $50,691 from the Company's bank account. Management have booked an expense of $50,691 in the six months ended August 31, 1999. A Default Judgement has been obtained in Bermuda against Colloquium Limited, Brian MacMillan and Catherine Matheson for the $50,691 and the $24,000 paid for the Colloquium Limited shares plus interest and costs. Litigation is continuing in Scotland.